Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: May 2, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A VIDEO BROADCAST TO FIRST UNION EMPLOYEES

MARY  ESHET:  HELLO,  AND  WELCOME TO THE FIRST  EDITION  OF "MERGER  UPDATE," A

PROGRAM THAT'S  DESIGNED TO KEEP FIRST UNION EMPLOYEES UP TO DATE ON THE DETAILS

OF  THE  MERGER  WITH   WACHOVIA  AS  THEY   DEVELOP.   I'M  MARY  OF  CORPORATE

COMMUNICATIONS.

ONE OF THE MAJOR COMMITMENTS ARISING FROM THE MERGER OF FIRST UNION AND WACHOVIA

IS FOR EACH COMPANY TO SHARE CLEAR,  STRAIGHT-FORWARD,  TIMELY  INFORMATION WITH

EMPLOYEES AS DEVELOPMENTS OCCUR.

BOTH FIRST UNION'S CHAIRMAN AND CEO, KEN THOMPSON,  AND WACHOVIA'S  CHAIRMAN AND

CEO,  BUD  BAKER,   HAVE  EMPHASIZED  THE  IMPORTANCE  OF  THIS  KIND  OF  CLOSE

COMMUNICATION WITH EMPLOYEES.

AT THE SAME TIME,  LEADERS  REALIZE  IT'S  VIRTUALLY  IMPOSSIBLE  TO REACH EVERY

EMPLOYEE IN EVERY  LOCATION WITH A SINGLE KIND OF  COMMUNICATION.  SO THAT'S WHY

YOU'RE LIKELY TO HEAR MERGER-RELATED NEWS IN A VARIETY OF WAYS.

FOR EXAMPLE,  AS I'LL DETAIL IN A MOMENT, BUD BAKER AND KEN THOMPSON WILL ANSWER

EMPLOYEE  QUESTIONS  FACE TO FACE IN A SERIES OF TOWN HALL  MEETINGS  IN SEVERAL

CITIES ACROSS OUR MARKET AREAS, STARTING THE FIRST WEEK IN MAY.

IN  ADDITION,  A SPECIAL  EDITION OF  NETWORK,  THE  NEWSPAPER  FOR FIRST  UNION

EMPLOYEES  WILL EXPLAIN MORE ABOUT THE MERGER AND WILL BEGIN  ARRIVING AT OFFICE

LOCATIONS IN THE NEXT COUPLE OF WEEKS.

A SIMILAR PUBLICATION HAS ALREADY BEEN DELIVERED TO WACHOVIA EMPLOYEES.

PLANS  ALSO ARE IN THE WORKS FOR A SPECIAL  MERGER  INTRANET  WEBSITE  THAT WILL

ALLOW US TO POST THE LATEST DETAILED INFORMATION AS QUICKLY AS POSSIBLE.

SPECIAL  VEHICLES FOR THIS  INFORMATION  WILL BE DEVELOPED  FOR EMPLOYEES IN THE

GENERAL BANK AND OPERATIONS  CENTERS  WITHOUT ACCESS TO PCs. THE GOAL IS TO MAKE

THIS SITE INTERACTIVE AT SOME POINT, SO YOU'LL BE ABLE TO ASK QUESTIONS.

OF  COURSE,  ALL  OUR  USUAL  WAYS OF  COMMUNICATING,  BUSINESS  UNIT  MEETINGS,

GREEN.COM  ANNOUNCEMENTS,  NETWORK  ON-LINE AND THE CORPORATE NEWS SHOW,  "FIRST

UNION TODAY" WILL ALSO CONTINUE. IN GENERAL, THESE WILL EMPHASIZE A SECOND MAJOR

COMMITMENT MADE AT THE TIME OF THE MERGER ANNOUNCEMENT.

NAMELY,  THAT WE WILL  CONTINUE TO RUN OUR BUSINESS AS USUAL.  SO EXPECT TO HEAR

ABOUT THE VAST MAJORITY OF BUSINESS AS USUAL PLANS AND EFFORTS ALREADY  UNDERWAY

THROUGH THOSE WELL-ESTABLISHED CHANNELS.

THIS NEW  MERGER  UPDATE  WILL BRING YOU IN A QUICK AND  CONCISE  WAY THE LATEST

MERGER-RELATED  NEWS AND  INFORMATION.  WE'LL  INITIALLY AIR EVERY FRIDAY WITH A

REBROADCAST EVERY MONDAY AND FRIDAY.

WE COMMIT TO YOU TO KEEP THE SHOW UNDER 15 MINUTES.

LET'S TURN NOW TO THE NEWS.

FIRST UP, THE MERGER INTEGRATION PROCESS.

DAVID CARROLL,  WHO IS CO-HEADING  THIS EFFORT,  ALONG WITH WACHOVIA'S BOB McCOY

RECENTLY  TAPED A BROADCAST  FOR THE  OPERATIONS  EMPLOYEES AND TALKED ABOUT THE

NEXT STEPS IN THE PROCESS.

DAVID CARROLL: BOB McCOY AND I MET LAST WEDNESDAY,  WHICH WAS TWO DAYS AFTER THE

ANNOUNCEMENT AND BEGAN PLANNING THE INFRASTRUCTURE

AND THE ORGANIZATION WE'LL USE TO PULL FIRST UNION AND WACHOVIA TOGETHER.

WE MET AGAIN TODAY FOR FIVE HOURS.

AND THE PROCESS WILL BEGIN TO UNFOLD AND INCLUDE MANY MORE PEOPLE THIS THURSDAY.

WE HAVE THREE WAVES OF PEOPLE COMING TOGETHER.

FIRST, ALL OF THE LINE ORGANIZATIONS,  OR REVENUE-PRODUCING PARTS OF THE COMPANY

IN THE FIRST TWO WAVES.

THE TOP FOUR PEOPLE FROM EACH LINE OF BUSINESS WILL MEET THEIR COUNTERPARTS

BEGINNING THIS THURSDAY, AND BEGIN THAT PROCESS OF GETTING TO KNOW ONE ANOTHER

BETTER.

TO LEARN MORE ABOUT THE SYSTEMS AND THE STRATEGIES AND THE RESULTS OF A WACHOVIA

OR FIRST UNION AND ALL THESE DIFFERENT LINES OF BUSINESS, AND OVER THE NEXT

THREE AND A HALF WEEKS, EVERY LINE, STAFF AND SUPPORT AREA IN THE COMPANY WILL

PAIR OFF WITH THEIR COUNTERPARTS AND REALLY DO THAT UPCLOSE ANALYSIS THAT WE GET

TO KNOW COLLECTIVELY WHAT OUR STRENGTHS AND WEAKNESSES ARE TO DETERMINE THREE

THINGS BEFORE WE REALLY GET INTO INTEGRATION PLANNING.

THE FIRST WOULD BE TO STAKE OUT WHAT IS OUR HIGH-LEVEL STRATEGY IN THESE

DIFFERENT LINES OF BUSINESS?

HOW DO WE PULL TOGETHER FROM FIRST UNION AND WACHOVIA THE STRENGTHS THAT WE

BRING TO THE CUSTOMER AND TO THE MARKETPLACE, SO THE HIGH-LEVEL STRATEGY.

THE SECOND WILL BE FROM THAT WE'LL BUILD WHAT THE ORGANIZATIONAL  STRUCTURE WILL

LOOK LIKE.

AND I HAVE TO TELL YOU, I'M VERY ENCOURAGED.

WE ARE VERY, VERY SIMILAR.

OUR STRATEGIES, WHAT WE'RE TRYING TO ACHIEVE IN THE MARKETPLACE WITH CUSTOMERS,

AND EVEN DOWN TO THE WAY WE'RE ORGANIZED IN MANY, MANY CASES.

THERE'S NOT A LOT OF DIFFERENCE.

WE DON'T MAP  ENTIRELY  ONE-ON-ONE,  BUT WE HAVE FAR MORE IN COMMON THAN WE HAVE

DIFFERENCES.

AND THE THIRD THING IS BY THE MIDDLE OF JUNE AND FOR MOST OF THE COMPANY IT WILL

BE BY THE END OF MAY TO SELECT THE LEVEL TWO LEADERSHIP, AND THAT WILL BE THE

LEADERSHIP IN THE COMPANY BELOW WHAT WE CALL OPERATING COMMITTEE AT FIRST UNION,

AND I BELIEVE THE EXECUTIVE MANAGEMENT.

JEAN DAVIS: THAT'S CORRECT.

DAVID CARROLL: THAT'S PRETTY QUICK.

THERE'S A LOT OF WORK TO OCCUR OVER THE NEXT THREE AND A HALF WEEKS.

HR'S VERY MUCH INVOLVED IN HELPING US SELECT A DESIGN PROCESS THAT HELPS US

IDENTIFY THE MOST CAPABLE, BEST-EQUIPPED PEOPLE FOR ALL JOBS IN THE COMPANY, AND

ONE THAT IS TRANSPARENT AND UNDERSTOOD BY OUR EMPLOYEES.

THAT'S A CRITICAL PART OF THIS OPERATION.



>> MARY ESHET:  AS DAVID  MENTIONED,  THE BUSINESS  UNITS BEGAN MEETING ON APRIL

26th.

STAFF UNITS WILL FOLLOW A SIMILAR PROCESS IN ANOTHER WEEK.

NEWS ARRIVING FROM THESE SESSIONS WILL BE ANNOUNCED AS PLANS ARE FINALIZED.

TURNING TO CORPORATE DEVELOPMENTS, KEN THOMPSON AND BUD BAKER HAVE BEEN

CONDUCTING A SERIES OF ONE-ON-ONE PRESENTATIONS EXPLAINING THE

BUSINESS CASE FOR THE MERGER IN MORE DETAIL TO MAJOR  STOCKHOLDERS AND FINANCIAL

ANALYSTS IN NEW YORK.

THEY REPORT THAT STOCKHOLDERS SAY THAT THE FIRST UNION-WACHOVIA LINKUP IS A GOOD

MATCH AND IMMEDIATELY ADDS TO EARNINGS.

HOWEVER, THE KEY IS THAT STOCKHOLDERS EXPECT SOUND EXECUTION.

>>> AS I MENTIONED EARLIER, THOMPSON AND BAKER ARE CONDUCTING A SERIES OF TOWN

HALL MEETINGS WITH EMPLOYEE GROUPS IN SEVERAL CITIES.

PLANS ARE NOT YET FINALIZED, BUT THE CURRENT SCHEDULE CALLS FOR THE TWO LEADERS

TO MEET WITH GROUPS OF EMPLOYEES. THOMPSON AND BAKER WILL MAKE BRIEF

OPENING REMARKS AND THEN TAKE QUESTIONS DIRECTLY FROM EMPLOYEES.

AS YOU'VE HEARD KEN SAY, OUR TOP PRIORITY  THROUGHOUT  THIS MERGER PROCESS IS TO

RETAIN EVERY CUSTOMER.

BECAUSE OF THE CRITICAL ROLE THE LEADERS ON THE RETAIL FRONT WILL PLAY IN

ENSURING UNINTERRUPTED CUSTOMER SERVICE AND MAINTAINING GOOD CUSTOMER RELATIONS,

THE GENERAL BANK HAS MOVED FORWARD QUICKLY TO NAME KEY POSITIONS.

LEADERS HAVE BEEN ANNOUNCED FOR THE SIXTH MAJOR GEOGRAPHICAL  REGIONS OF THE NEW

COMPANY.

AS WAS PREVIOUSLY ANNOUNCED, FIRST UNION VICE CHAIRMAN BEN JENKINS WILL CONTINUE

LEADING THE GENERAL BANK.

IN  ADDITION,  BOB HELMS OF FIRST  UNION  WILL LEAD  FLORIDA,  HEADQUARTERED  IN

JACKSONVILLE, FLORIDA.

GARY THOMPSON OF WACHOVIA WILL LEAD GEORGIA, HEADQUARTERED IN ATLANTA.

WILL SPENCE OF WACHOVIA WILL LEAD THE CAROLINAS, HEADQUARTERED IN WINSTON-SALEM,

NORTH CAROLINA.

JIM CHERRY OF WACHOVIA WILL HEAD THE MID-ATLANTIC,  INCLUDING VIRGINIA, MARYLAND

AND WASHINGTON,  D.C., HEADQUARTERS IN RICHMOND, VIRGINIA. REGGIE DAVIS OF FIRST

UNION WILL HEAD THE  ATLANTIC,  INCLUDING  CONNECTICUT,  NEW YORK AND NEW JERSEY

HEADQUARTERED IN SUMMIT,  NEW JERSEY,  AND BOB REID OF FIRST UNION WILL LEAD PEN

DEL, INCLUDING PENNSYLVANIA AND DELAWARE HEADQUARTERED IN PHILADELPHIA.

ALSO, 27 REGIONAL PRESIDENTS, PREVIOUSLY KNOWN AS AREA PRESIDENTS,

HAVE JUST BEEN NAMED.



>>> HERE'S NEWS ABOUT TWO GROUPS BEING FORMED TO HANDLE ESPECIALLY CRITICAL

AREAS OF THE NEW WACHOVIA.

FIRST, A BRAND STRATEGY TEAM IS CONVENING TO EXAMINE THE ISSUES AROUND BRINGING

THE TWO COMPANIES' PRODUCTS, PEOPLE AND PRACTICES UNDER A SINGLE BRAND.

DAVID CARROLL  EMPHASIZES THAT WE HAVE A CENTRALIZED,  DELIBERATE AND CONTROLLED

PROCESS FOR  COMMUNICATING  OUR NEW WACHOVIA  BRAND.  UNTIL THAT GROUP'S WORK IS

DONE, NO ACTIONS SHOULD BE TAKEN  REGARDING LOGO DESIGN,  PRODUCT,  ORGANIZATION

AND CHANNEL NAMES, SIGNAGE,  PERSONALIZED CORRESPONDENCE ITEMS, SUCH AS BUSINESS

CARDS AND STRATEGIRY.

ON THE CULTURE FRONT, A CORPORATE CULTURE TEAM WILL BE NAMED TO EXAMINE ISSUES

RELATED TO THE WAYS FIRST UNION AND WACHOVIA CONDUCT BUSINESS.

AND THE WAYS EMPLOYEES CONDUCT THEMSELVES.

NOW,  HERE'S AN  OPPORTUNITY  TO BEGIN GETTING TO KNOW TWO MEMBERS OF THE SENIOR

LEADERSHIP TEAM FOR THE COMBINED COMPANY.

AS MENTIONED  EARLIER,  DAVID CARROLL  RECENTLY TAPED A BROADCAST FOR OPERATIONS

AND TECHNOLOGY EMPLOYEES.

THE BROADCAST, WHICH AIRS THIS MORNING AT 9 A.M., INCLUDES SUE PERROTTY THAT

LEADS FIRST UNION'S OPERATIONS DIVISION AND JEAN DAVIS, WHO WILL HEAD THE NEW

TECHNOLOGY GROUP IN THE NEW COMBINED COMPANY. THE THREE OF THEM TALK ABOUT THE

INTEGRATION OF THE TWO COMPANIES' UNITS, AS WELL AS SYSTEMS AND TECHNOLOGIES,

ESPECIALLY IN TERMS OF APPROACHING IT AS A MERGER OF EQUALS.


>> JEAN DAVIS: I THINK WE'VE GOT AN INTERESTING CHALLENGE AND EXCITING

OPPORTUNITY THAT WE WILL GIVE OUR PEOPLE THE CHANCE, THE TIME TO BE ABLE TO

THINK MORE STRATEGICALLY ABOUT WHAT WE WANT TO BUILD FOR OUR CUSTOMER IN THE

FUTURE AND GIVE THEM A CHANCE TO DECIDE WHICH SYSTEMS, WHICH PROCESSES WILL

ALLOW US TO DELIVER TO THE CUSTOMER WHAT WE DESIGN.

THAT DOES NOT SAY THAT PULLING THE COSTS OUT ARE NOT IMPORTANT.

IT DOESN'T SAY THAT SPEED'S NOT AN ISSUE.

IT ABSOLUTELY IS.

THE MARKET'S VERY DEMANDING AND WILL BE VERY DEMANDING OF THE COMBINED ENTITY,

BUT I SEE US ENTERING A COLLABORATIVE PROCESS, WHERE WE WILL BRING GOOD PEOPLE

TOGETHER TO MAKE HARD DECISIONS AROUND WHAT IT IS WE WANT TO DO FOR THE

CUSTOMER.

DAVID, WOULD THAT MIRROR YOUR EXPECTATIONS?

>> DAVID:  EXACTLY.

THIS WILL BE VERY DIFFERENT THAN ANYTHING WE'VE DONE AT FIRST UNION.

AS JEAN MENTIONED, WE'VE BEEN AN ACQUIRER.

THE DEFAULT SOLUTION WAS ALWAYS THE FIRST UNION PROCESS TECHNOLOGY PLATFORM, AND

THAT IS NOT A SATISFACTORY DEFAULT ASSUMPTION HERE, SO WE WILL TAKE OUR TIME

PRINCIPALLY OVER THE COURSE OF THE SUMMER TO ASSESS BOTH COMPANIES, THE COMBINED

CUSTOMER BASE, THE COMBINED VOLUMES, AND THERE WILL BE WACHOVIA PLATFORMS,

TECHNOLOGY AND PROCESSES THAT WE WILL USE IN THE NEW COMPANY AND THE SAME FOR

FIRST UNION, AND THERE WILL BE SITUATIONS WHERE NONE OF THE ABOVE WILL APPLY,

AND WE WILL BRING IN A NEW TECHNOLOGY OR NEW PLATFORM OR NEW PROCESS BECAUSE A

$330 BILLION COMPANY IS VERY DIFFERENT THAN EITHER OF THE TWO OF US

INDEPENDENTLY.


>> MARY ESHET: EARLIER THIS WEEK, THERE WAS A SPECIAL BROADCAST ON FIRST NET FOR

PRIVATE CAPITAL MANAGEMENT  EMPLOYEES.  THIS UNIT HAS BEEN A PART OF THE CAPITAL

MANAGEMENT GROUP.

IN THE NEW WACHOVIA, IT WILL BE CALLED WEALTH MANAGEMENT, AND WILL BE A SEPARATE

BUSINESS UNIT MANAGED BY WACHOVIA'S STAN KELLY.

FROM THAT BROADCAST, LET'S HEAR DON McMULLEN'S VIEW OF THIS NEW ORGANIZATION.

>> DON  MCMULLEN:  I THINK THIS IS REALLY A STATEMENT  OF HOW  IMPORTANT  WEALTH

MANAGEMENT IS.

AND I WOULD ALSO SAY VERY QUICKLY, ALL THE PRINCIPLES THAT WE'VE MANAGED BY AND

LIVED BY THE LAST FIVE OR SIX YEARS THAT WE'VE BEEN TOGETHER, HOPEFULLY, THAT

WON'T DISAPPEAR HERE.

OUR PARTNERSHIP MUST CONTINUE, AND I CAN TELL YOU FROM WORKING WITH STAN AND HIS

TEAM AND,  OBVIOUSLY,  CHATTING  WITH DAN,  THERE IS NO REASON THAT  PARTNERSHIP

DOESN'T CONTINUE, AND THE PARTNERSHIP THAT I'M

REFERRING  TO IS  OTHER  PARTS  OF  CMG  WITH  WEALTH,  BUT  DON'T  FORGET,  THE

PARTNERSHIP WE HAVE WITH THE GENERAL BANK, THE COMMERCIAL  BANK. THE PARTNERSHIP

WE HAVE WITH CAPITAL MARKETS.

THESE WILL BE THE DEFINING PARTNERSHIPS THAT WILL ALLOW TO US EXCEED OUR GOALS,

TO EXCEED OUR CUSTOMERS' NEEDS, AND QUITE FRANKLY, TO BECOME THE BEST FINANCIAL

SERVICES FIRM IN THE WORLD.


>> MARY ESHET:  ALSO IN THAT BROADCAST,  STAN KELLY TALKED ABOUT HIS APPROACH TO

HIS POSITION AND AS WELL AS THE NEXT STEPS IN WEALTH MANAGEMENT.


>> STAN KELLY: OVER THE NEXT COUPLE OF WEEKS, SPECIFICALLY, I BELIEVE IT'S THE

6th, 7th AND 8th, A NUMBER OF US WILL GET TOGETHER AND SPEND SOME TIME EXPLORING

OUR DIFFERENT APPROACHES TO THE BUSINESS, THE DIFFERENT MODELS, THE DIFFERENT

PRODUCTS, AND OUR JOB, AND OUR RESPONSIBILITY IS TO SELECT THE BEST OF BOTH AND

BUILD A COMPANY AND MOLD A COMPANY THAT OFFERS THE BEST SOLUTION TO CUSTOMERS,

AND NOT ONLY AS A PRODUCT IN MODELS, BUT IT WILL BE LEADERS AND INDIVIDUALS WHO

ARE ABLE TO TAKE OUR COMPANY TO THE NEW PLATEAUS THAT WE ENVISION TAKING IT.


>> MARY ESHET:  FINALLY,  WE'LL END WITH A BIT OF INTERESTING  INFORMATION ABOUT

THE LONG AND HONORED HISTORY OF WACHOVIA.

THE NAME WACHOVIA IS THE ENGLISH FORM OF THE GERMAN WORD WACHAU, WHICH WAS GIVEN

BY COLONISTS IN 1753 TO THE TRACT OF LAND THEY ACQUIRED IN WHAT IS NOW THE

PIEDMONT, OR ROLLING HILLS REGION OF NORTH CAROLINA. THE NAME WAS CHOSEN BECAUSE

THE LAND RESEMBLED A VALLEY ALONG THE DANUBE KNOWN AS DER WACHAU.

MORE THAN 100 YEARS LATER IN 1879, A BANK OPENED IN THE COMMUNITY UNDER THE NAME

WACHOVIA NATIONAL BANK. 14 YEARS LATER, WACHOVIA LAND & TRUST OPENED NEARBY.

THE TWO  MERGED  IN 1911 TO FORM  WACHOVIA  BANK &  TRUST,  WHICH  EVOLVED  INTO

WACHOVIA CORPS.

YOU CAN FIND MORE  INFORMATION  ABOUT  WACHOVIA  BY  VISITING  THEIR  WEBSITE AT

WWW.WACHOVIA.COM.

THAT'S IT FOR TODAY.

THANKS FOR JOINING US.